MATERIAL CHANGES AS OF MARCH 10, 1997 PURSUANT TO CFR 240.13d-2(a) BY FILER CARL W. DINGER III:



Item 7:  Sole Voting Power:


                 184,666 shares


Item 9:  Sole Dispositive Power:


                 184,666 shares


Item 11: Aggregate Amount Beneficially Owned By Each Reporting Person:


                 184,666 shares


Item 13: Percent of Class Represented By Amount in Row 11:


                 5.84%


B. General Instructions for complying with Schedule 13-D/A - Ronson Coporation Material Changes as of March 10, 1997:

Item 4:  Purpose of the Transaction:

         Filer recently sent a letter to the Chairman of the Board requesting a seat on the Board of Directors. The purpose of attaining a seat on the Board would to focus the Board on taking steps to enhance share-holder value.


Item 5:  Interest in Securities of the Issuer:

                 a.) Aggregate Number of Shares of Issuer & Percentage of
                     Class Held:


                     184,666 shares of Common (5.84% of the Common outstanding, based on the 10-Q filed on 9/30/97) owned directly by Carl W. Dinger III.

                 b.) Number of Shares/Sole Voting Power/Sole Disposition Power:


                     184,666 shares sole voting power and sole dispostion power held by Carl W. Dinger III

                 c.) Transactions by the Filer in the Class of Securities
                     Reported (post the filing of the Original 13-D on 10/29/97:


                     Date:               Shares:            Price:

                     12/30/97            10,000             2.50
                     12/30/97             2,500             2.37
                     12/31/97            10,000             2.43
                     01/27/98            10,000             3.00